Exhibit 99.2
March 31, 2006
Management’s Discussion and Analysis

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2006
Management’s Discussion and Analysis
This Management’s Discussion and Analysis (“MD&A”) for EnCana Corporation (“EnCana” or the “Company”) should be read with the unaudited interim Consolidated Financial Statements (“Interim Consolidated Financial Statements”) for the period ended March 31, 2006, as well as the audited Consolidated Financial Statements and MD&A for the year ended December 31, 2005. Readers should also read the “Forward-Looking Statements” legal advisory contained at the end of this MD&A. The Interim Consolidated Financial Statements and comparative information have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) in United States dollars, except where another currency has been indicated.
This MD&A has been prepared in United States dollars. Production and sales volumes are presented on an after royalties basis consistent with U.S. protocol reporting. This MD&A is dated April 26, 2006.
Readers can find the definition of certain terms used in this MD&A in the notes regarding Oil and Gas Information and Currency, Non-GAAP Measures and References to EnCana at the end of this MD&A.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2006
EnCana’s Business
EnCana is a leading independent North American oil and gas company.
EnCana operates two continuing businesses:
•	Upstream, which includes the Company’s exploration for, and development and production of, natural gas, crude oil, and natural gas liquids (“NGLs”) and other related activities. The majority of the Company’s Upstream operations are located in Canada and the United States. Frontier and international new venture exploration is mainly focused on opportunities in Chad, Brazil, the Middle East, Greenland and France; and

•	Market Optimization, which includes activities to enhance the sale of Upstream’s production. As part of these activities, Marketing buys and sells third party products to enhance EnCana’s operating flexibility for transportation commitments, product type, delivery points and customer diversification.
2006 First Quarter Review
EnCana pursues predictable, profitable growth from a portfolio of long-life resource plays in Canada and the United States. In the first quarter of 2006, EnCana:
•	Grew total sales volumes from continuing operations to 4,320 million cubic feet (“MMcf”) of gas equivalent per day (“MMcfe/d”), an increase of 6 percent over the first quarter of 2005;
•	Grew natural gas sales by 6 percent to 3,343 MMcf/d;

•	Grew liquids sales by 4 percent to 162,791 barrels per day (“bbls/d”);

•	Achieved sales of approximately 48,000 bbls/d in the first quarter of 2006 at EnCana’s three steam-assisted gravity drainage (“SAGD”) projects (Foster Creek, Christina Lake and Senlac). Production at Foster Creek in the first quarter of 2006 averaged 36,300 bbls/d compared to 30,000 bbls/d in the same period in 2005;

•	Added two new key resource plays – a natural gas play at Bighorn in west central Alberta and an in-situ oilsands project at Christina Lake in northeast Alberta;

•	Increased production from key resource plays by 17 percent over the first quarter of 2005;
•	Completed the sale of EnCana’s Ecuador assets for $1.4 billion and the Entrega Pipeline for $244 million; and

•	Entered into an agreement to sell EnCana’s natural gas storage operations for approximately $1.5 billion.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2006
EnCana enhances its ability to build shareholder value through financial discipline, strength and flexibility. In the first quarter of 2006, EnCana:
•	Purchased 21.3 million common shares under the Normal Course Issuer Bid (“NCIB”) for a total cost of $978 million; and

•	Reduced long-term debt by $884 million to $5,819 million.
Business Environment
Natural Gas

	Three months ended March 31			Year ended
Natural Gas Price Benchmarks		2006 vs
(Average for the period)	2006	2005	2005	2005

AECO Price (C$/Mcf)	$9.27	39%	$6.69	$8.48
NYMEX Price ($/MMBtu)	8.98	43%	6.27	8.62
Rockies (Opal) Price ($/MMBtu)	7.19	30%	5.53	6.96
AECO/NYMEX Basis Differential ($/MMBtu)	0.89	3%	0.86	1.59
Rockies/NYMEX Basis Differential ($/MMBtu)	1.79	142%	0.74	1.66
Continuing concerns over the timing of the return of lost production from hurricanes Katrina and Rita along with a forecast for another above normal hurricane season in 2006, combined with high alternative fuel prices, caused the NYMEX gas price to average $8.98/MMBtu in the first quarter of 2006, a 43 percent increase from the same period in 2005. Although this reflects an increase over the first quarter of 2005, the $8.98/MMBtu price in 2006 also represents a 31 percent drop from the $12.96/MMBtu recorded in the fourth quarter of 2005. This drop in price was a direct result of the warmer than normal weather experienced in the northeast United States between the last week of December 2005 and the first week of February 2006.
A 39 percent higher average AECO gas price in the first quarter of 2006 compared with the same period in 2005 can be attributed to the increased NYMEX price.
Crude Oil

	Three months ended March 31			Year ended
Crude Oil Price Benchmarks		2006 vs
(Average for the period $/bbl)	2006	2005	2005	2005

WTI	$63.48	27%	$50.03	$56.70
WTI/Maya Differential	15.80	-8%	17.23	15.70
WTI/WCS Differential	28.76	53%	18.81	20.31
Crude oil price volatility was high in the first quarter of 2006, as supply uncertainty arising from geopolitical concerns overshadowed historically high U.S. crude and products inventory levels. Concerns over Iran’s nuclear program, Nigerian militant attacks on production facilities, the ongoing instability in Iraq and an attempted terrorist attack on a Saudi Arabian crude processing facility kept West Texas Intermediate (“WTI”) above the $60/bbl level for most of the first quarter.
Year-over-year Canadian heavy oil differentials were 53 percent wider in absolute dollar terms due to the higher price for WTI and significant discounts on Canadian heavy crude oil in the traditional Midwest U.S. markets. The Western Canadian Select (“WCS”) average sales price for the first quarter of 2006 was 55 percent of WTI, compared to 62 percent of WTI in the first quarter of 2005. This drop in Canadian heavy oil values relative to WTI was due to increased Canadian heavy oil production combined with significant turnarounds undertaken by refiners in the first quarter of 2006 and a lack of pipeline capacity to other markets. Canadian condensate price premiums relative to WTI in the first quarter of 2006 were modest compared to 2005 due to industry storage initiatives, which helped improve bitumen field prices.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2006
U.S./Canadian Dollar Exchange Rates
The impacts of currency fluctuations on EnCana’s results should be considered when analyzing the Interim Consolidated Financial Statements. The value of the Canadian dollar increased by 6 percent or $0.051 to an average of US$0.866 in the first quarter of 2006 from an average of US$0.815 in the same period in 2005.
As a result, EnCana has reported an additional $5.10 of costs for every hundred Canadian dollars spent on capital projects, operating expenses and administrative expenses in the first quarter of 2006. However, revenues were relatively unaffected by fluctuations in the U.S./Canadian dollar exchange rate because the commodity prices received by EnCana are largely based in U.S. dollars or in Canadian dollars at prices which are closely tied to the value of the U.S. dollar.

	Three months ended March 31		Year ended
	2006	2005	2005

Average U.S. / Canadian dollar exchange rate	$0.866	$0.815	$0.825

Average U.S. / Canadian dollar exchange rate for prior year	$0.815	$0.759	$0.768

Increase in capital, operating and administrative expenditures caused solely by fluctuations in exchange rates, for every hundred Canadian dollars spent.	$5.10	$5.60	$5.70
Acquisitions and Divestitures
In keeping with EnCana’s North American resource play strategy, the Company completed the following significant divestitures in the first quarter of 2006:
•	The sale of its interests in Ecuador on February 28 for approximately $1.4 billion subject to post-closing adjustments; and

•	The sale of the Entrega Pipeline on February 23 for approximately $244 million subject to post-closing adjustments.
Proceeds from these divestitures were directed primarily to a combination of debt reduction and the purchase of shares under EnCana’s NCIB.
EnCana’s previously announced sale of its 50 percent interest in the Chinook heavy oil discovery in offshore Brazil for approximately $350 million is expected to close mid-year 2006.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2006
On March 6, 2006, EnCana announced that it had reached an agreement to sell its gas storage business interests for approximately $1.5 billion. The sale, to a single purchaser, is subject to closing conditions and regulatory approvals and is expected to close in two stages. The first stage is expected to close in the second quarter of 2006 for proceeds of $1.3 billion. The second stage will close following receipt of California regulatory approvals.
Consolidated Financial Results

	Three months ended March 31			Year ended
		2006 vs
($ millions, except per share amounts)	2006	2005	2005	2005
Total Consolidated
Cash Flow(1)	$1,691	20%	$1,413	$7,426
- per share — diluted	1.96	26%	1.55	8.35

Net Earnings (Loss)	1,474		(45)	3,426
- per share — basic	1.74		(0.05)	3.95
- per share — diluted	1.70		(0.05)	3.85

Operating Earnings(2)	694	14%	611	3,241
- per share — diluted	0.80	19%	0.67	3.64

Continuing Operations
Cash Flow from Continuing Operations(1)	1,579	27%	1,247	6,962

Net Earnings (Loss) from Continuing Operations	1,472		(162)	2,829
- per share — basic	1.74		(0.18)	3.26
- per share — diluted	1.70		(0.18)	3.18

Operating Earnings from Continuing Operations (2)	660	39%	475	3,048

Revenues, Net of Royalties	4,670	129%	2,038	14,266

Quarterly Summary	2006	2005				2004
($ millions, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total Consolidated
Cash Flow(1)	$1,691	$2,510	$1,931	$1,572	$1,413	$1,491	$1,363	$1,131
- per share — diluted	1.96	2.88	2.20	1.76	1.55	1.60	1.46	1.21

Net Earnings (Loss)	1,474	2,366	266	839	(45)	2,580	393	250
- per share — basic	1.74	2.77	0.31	0.96	(0.05)	2.81	0.43	0.27
- per share — diluted	1.70	2.71	0.30	0.94	(0.05)	2.77	0.42	0.27

Operating Earnings(2)	694	1,271	704	655	611	573	559	379
- per share — diluted	0.80	1.46	0.80	0.73	0.67	0.62	0.60	0.41

Continuing Operations
Cash Flow from Continuing Operations(1)	1,579	2,390	1,823	1,502	1,247	1,358	1,256	1,029

Net Earnings (Loss) from Continuing Operations	1,472	1,869	348	774	(162)	1,055	463	270
- per share — basic	1.74	2.19	0.41	0.89	(0.18)	1.15	0.50	0.29
- per share — diluted	1.70	2.14	0.40	0.87	(0.18)	1.13	0.50	0.29

Operating Earnings from Continuing Operations(2)	660	1,229	733	611	475	513	555	368

Revenues, Net of Royalties	4,670	5,860	2,982	3,386	2,038	3,542	2,195	2,374

(1)	Cash Flow and Cash Flow from Continuing Operations are non-GAAP measures and are described and discussed under “Cash Flow”.

(2)	Operating Earnings and Operating Earnings from Continuing Operations are non-GAAP measures and are described and discussed under “Operating Earnings”.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2006
Cash Flow
Cash flow measures are considered non-GAAP but are commonly used in the oil and gas industry to assist management and investors in measuring the Company’s ability to finance capital programs and meet financial obligations. The calculation of cash flow is disclosed in the Consolidated Statement of Cash Flows in the Interim Consolidated Financial Statements.
EnCana’s first quarter 2006 total cash flow was $1,691 million, an increase of $278 million or 20 percent from the same period in 2005. This increase reflects higher commodity prices and sales volumes in 2006 partially reduced by increased costs. EnCana’s discontinued operations contributed $112 million to cash flow compared with $166 million in 2005.
EnCana’s first quarter 2006 cash flow from continuing operations was $1,579 million, an increase of $332 million or 27 percent from the same period in 2005.
The increase resulted from:
•	Average North American natural gas prices, excluding financial hedges, increased 32 percent to $7.68 per Mcf in the first quarter of 2006 compared to $5.81 per Mcf in the same period in 2005;

•	Average North American liquids prices, excluding financial hedges, increased 14 percent to $33.87 per bbl in the first quarter of 2006 compared to $29.77 per bbl in the same period in 2005; and

•	North American natural gas sales volumes in the first three months of 2006 increased 6 percent to 3,343 MMcf/d and liquids volumes increased 4 percent to 162,791 bbls/d from the same period in 2005.
The increase in cash flow was partially reduced by:
•	Operating expenses which increased 37 percent to $412 million in the first quarter of 2006 compared with $300 million in the same period in 2005;

•	Realized financial commodities hedge losses were $136 million after-tax in the first quarter of 2006 compared with $9 million after-tax in the same period in 2005; and

•	The current tax provision increased $120 million to $331 million in the first quarter of 2006 compared with $211 million in the same period in 2005.
Net Earnings
EnCana’s first quarter 2006 total net earnings were $1,474 million compared with a loss of $45 million in the same period in 2005. Net earnings for the period include unrealized mark-to-market gains of $830 million (2005 – loss of $641 million) after tax. Total net earnings also included a decrease of $115 million to $2 million from discontinued operations mainly due to the sale of EnCana’s Ecuador operations in the first quarter of 2006. In addition, the first quarter of 2005 includes the results of the NGLs processing operations which were sold in December 2005.
EnCana’s first quarter 2006 net earnings from continuing operations were $1,472 million, an increase of $1,634 million compared with 2005. In addition to the items affecting cash flow as detailed previously, significant items affecting earnings were:
•	Unrealized mark-to-market gains of $815 million after-tax in 2006 compared with losses of $622 million after-tax in 2005; and

•	An increase in depreciation, depletion and amortization (“DD&A”) of $86 million as a result of the higher value of the Canadian dollar, higher DD&A rates and increased sales volumes.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2006
Operating Earnings
Operating Earnings and Operating Earnings from Continuing Operations are non-GAAP measures that adjust net earnings and net earnings from continuing operations by non-operating items that Management believes reduce the comparability of the Company’s underlying financial performance between periods. The following reconciliation of Operating Earnings and Operating Earnings from Continuing Operations has been prepared to provide investors with information that is more comparable between periods.

Summary of Total Operating Earnings	Three months ended March 31			Year ended
		2006 vs
($ millions)	2006	2005	2005	2005

Net Earnings (Loss), as reported	$1,474		$(45)	$3,426
Deduct: Unrealized mark-to-market accounting gain (loss), after-tax	830		(641)	(277)
Deduct: Unrealized foreign exchange gain (loss) on translation of Canadian issued U.S. dollar debt, after-tax (1)	(3)		(15)	92
Deduct: Gain (loss) on discontinuance, after-tax	(47)		—	370

Operating Earnings (2) (4)	$694	14%	$611	$3,241

($ per Common Share - Diluted)

Net Earnings (Loss), as reported	$1.70		$(0.05)	$3.85
Deduct: Unrealized mark-to-market accounting gain (loss), after-tax	0.96		(0.70)	(0.31)
Deduct: Unrealized foreign exchange gain (loss) on translation of Canadian issued U.S. dollar debt, after-tax (1)	—		(0.02)	0.10
Deduct: Gain (loss) on discontinuance, after-tax	(0.06)		—	0.42

Operating Earnings (2) (4)	$0.80	19%	$0.67	$3.64

Summary of Operating Earnings from Continuing Operations	Three months ended March 31			Year Ended
		2006 vs
($ millions)	2006	2005	2005	2005
Net Earnings (Loss) from Continuing Operations, as reported	$1,472		$(162)	$2,829
Deduct: Unrealized mark-to-market accounting gain (loss), after-tax	815		(622)	(311)
Deduct: Unrealized foreign exchange gain (loss) on translation of Canadian issued U.S. dollar debt, after-tax (1)	(3)		(15)	92

Operating Earnings from Continuing Operations (3) (4)	$660	39%	$475	$3,048

(1)	The majority of the unrealized gains or losses that relate to U.S. dollar debt issued in Canada are for debt with maturity dates in excess of five years.

(2)	Operating Earnings is a non-GAAP measure that shows net earnings excluding the after-tax gain or loss from the disposition of discontinued operations, the after-tax effects of unrealized mark-to-market accounting for derivative instruments, the after-tax gain or loss on translation of U.S. dollar denominated debt issued in Canada and the effect of the changes in statutory income tax rates.

(3)	Operating Earnings from Continuing Operations is a non-GAAP measure that shows net earnings from continuing operations excluding the after-tax effects of unrealized mark-to-market accounting for derivative instruments, the after-tax gain or loss on translation of U.S. dollar denominated debt issued in Canada and the effect of the changes in statutory income tax rates.

(4)	Unrealized gains or losses have no impact on cash flow.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2006
Results of Operations
Upstream Operations
Financial Results from Continuing Operations

Three months ended March 31
($ millions)	2006				2005
	Produced	Crude Oil			Produced	Crude Oil
	Gas	and NGLs	Other	Total	Gas	and NGLs	Other	Total

Revenues, Net of Royalties	$2,159	$450	$82	$2,691	$1,697	$348	$61	$2,106

Expenses
Production and mineral taxes	125	14	—	139	75	12	—	87
Transportation and selling	133	16	—	149	114	17	—	131
Operating	221	89	83	393	165	71	56	292

Operating Cash Flow	$1,680	$331	$(1)	$2,010	$1,343	$248	$5	$1,596

Depreciation, depletion and amortization				744				660

Upstream Income				$1,266				$936

Upstream Revenues
Revenues, net of royalties, increased in the first quarter of 2006 compared with the same period in 2005 for the following reasons:
•	A 32 percent increase in gas prices combined with a 6 percent increase in natural gas sales volumes; and

•	A 14 percent increase in liquids prices combined with a 4 percent increase in liquids sales volumes.
Realized financial commodity hedging losses totalled $204 million in the first quarter of 2006 compared to $22 million for the same period in 2005.
Revenue Variances for 2006 Compared to 2005 from Continuing Operations

Three months ended March 31
($ millions)
	2005 Revenues,	Revenue		2006 Revenues,
	Net of	Variances in:		Net of
	Royalties	Price(1)	Volume	Royalties

Produced Gas
Canada	$1,133	$240	$68	$1,441
United States	564	96	58	718

Total Produced Gas	$1,697	$336	$126	$2,159

Crude Oil and NGLs
Canada	$293	$75	$21	$389
United States	55	18	(12)	61

Total Crude Oil and NGLs	$348	$93	$9	$450

     (1) Includes the impact of realized financial hedging.
The increase in sales prices accounts for approximately 76 percent of the increase in revenues, net of royalties, in the first quarter of 2006 compared with the same period in 2005. The balance of the increase in revenues results from an increase in sales volumes.
Produced gas volumes in Canada increased 5 percent in the first quarter of 2006 mainly due to drilling success in the key resource plays of Cutbank Ridge in northeast British Columbia, Coalbed Methane (“CBM”) in central and southern Alberta and Bighorn in west central Alberta. Declining production from the mature Shallow Gas key resource play as well as other conventional properties and a storage withdrawal in the first quarter of 2005 reduced the impact of these increases on total volumes.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2006
Produced gas volumes in the U.S. increased 9 percent in the first quarter of 2006 as a result of drilling success at Fort Worth, Jonah, East Texas and Piceance as well as the impact of property acquisitions in the Fort Worth and Maverick basins in late 2005.
North American crude oil and NGLs volumes increased 4 percent as a result of production increases at the Pelican Lake and Foster Creek heavy oil projects offset somewhat by the dispositions of mature Canadian conventional producing assets in June 2005 and natural production declines. Pelican Lake is expected to reach payout in the second quarter of 2006 which will increase the royalty payments to the Alberta Government and reduce crude oil volumes by approximately 6,000 bbls/d at the point of payout.
Upstream Sales Volumes

Quarterly Sales Volumes	2006		2005				2004
	Q1		Q4	Q3	Q2	Q1	Q4	Q3	Q2

Produced Gas (MMcf/d)	3,343		3,326	3,222	3,212	3,146	3,087	3,096	3,001
Crude Oil (bbls/d)	138,370		134,178	124,402	132,294	130,826	132,061	142,506	144,347
NGLs (bbls/d)	24,421		25,111	26,055	24,814	26,358	27,409	27,167	26,340

Continuing Operations (MMcfe/d)(1)	4,320		4,282	4,125	4,155	4,089	4,044	4,114	4,025

Discontinued Operations
Ecuador (bbls/d)	50,150	(2)	69,943	68,710	73,176	72,487	77,876	74,846	78,303
United Kingdom (BOE/d) (3)	—		—	—	—	—	13,927	20,222	26,728

Discontinued Operations (MMcfe/d)(1)	301		419	412	439	435	551	570	630

Total (MMcfe/d)(1)	4,621		4,701	4,537	4,594	4,524	4,595	4,684	4,655

(1)	Liquids converted to thousand cubic feet equivalent at 1 barrel = 6 thousand cubic feet.

(2)	As the Ecuador sale occurred on February 28, only two months of volumes are included.

(3)	Includes natural gas and liquids (converted to BOE).
Sales volumes from continuing operations in the first three months of 2006 increased 6 percent or 231 MMcfe/d from the comparable period in 2005 for the following reasons:
•	Production from EnCana’s key resource plays increased 17 percent, 14 percent for natural gas and 29 percent for crude oil;

•	Drilling success in the key resource gas plays of Cutbank Ridge, CBM, Bighorn, Fort Worth, Jonah, East Texas and Piceance; and
•	Positive waterflood response at the Pelican Lake heavy oil project and successful expansion of Foster Creek facilities.
Key Resource Plays
Three months ended March 31

	Daily Production			Drilling Activity
		2006 vs		Number of Net Wells Drilled
	2006	2005	2005	2006	2005

Natural Gas (MMcf/d)
Jonah	461	7%	431	26	28
Piceance	316	5%	300	63	77
East Texas	99	21%	82	19	21
Fort Worth	93	52%	61	29	9
Greater Sierra	208	7%	195	60	59
Cutbank Ridge	140	150%	56	26	23
Bighorn	72	29%	56	20	11
CBM	104	174%	38	333	322
Shallow Gas	615	-2%	625	197	273
Oil (Mbbls/d)
Foster Creek	36	20%	30	10	10
Christina Lake	6	50%	4	2	—
Pelican Lake	29	38%	21	—	16

Total (MMcfe/d)	2,536	17%	2,176	785	849

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2006
Per Unit Results — Produced Gas
Three months ended March 31

	Canada			United States
		2006 vs			2006 vs
($ per thousand cubic feet)	2006	2005	2005	2006	2005	2005
Price (1)	$7.66	34%	$5.70	$7.70	27%	$6.04

Expenses
Production and mineral taxes	0.18	100%	0.09	0.85	37%	0.62
Transportation and selling	0.34	-8%	0.37	0.49	7%	0.46
Operating	0.79	22%	0.65	0.64	42%	0.45

Netback	$6.35	38%	$4.59	$5.72	27%	$4.51

Gas Sales Volumes (MMcf/d)	2,182	5%	2,079	1,161	9%	1,067

(1)	Excludes the impact of realized financial hedging.
EnCana’s realized natural gas price for the first three months of 2006 was $7.68 per Mcf, an increase of 32 percent compared to the same period in 2005. North American realized financial commodity hedging losses on natural gas for the first quarter of 2006 were approximately $159 million or $0.53 per Mcf compared to gains of approximately $51 million or $0.18 per Mcf in the first three months of 2005.
Natural gas per unit production and mineral taxes, which are generally calculated as a percentage of revenues, have increased in Canada for the first three months of 2006 compared to the same period in 2005, mainly due to higher natural gas prices and increased production from properties which are subject to freehold mineral tax. Natural gas per unit production and mineral taxes in the U.S. increased $0.23 per Mcf or 37 percent in the first quarter of 2006 compared to the same period in 2005 as a result of higher natural gas prices and increased production from Jonah and Piceance which have a higher production tax rate.
Natural gas per unit transportation and selling costs in Canada during the first quarter of 2006 decreased $0.03 per Mcf or 8 percent from the comparable period in 2005 mainly due to a higher proportion of Canadian gas volumes being sold in Canada, rather than shipped to and sold in the U.S. Natural gas per unit transportation and selling costs for the U.S. increased $0.03 per Mcf or 7 percent for the first three months of 2006 compared to the same period of 2005 primarily as a result of higher West Texas transportation costs on operated wells. Natural gas transportation and selling costs in the U.S. include $14 million for the one time charge for the buyout of a third party physical gas contract which has been in place since 2000. The buyout amount has not been included in the per unit calculation.
Natural gas per unit operating expenses in Canada for the first quarter of 2006 were 22 percent or $0.14 per Mcf higher than the comparable period in 2005 as a result of increased industry activity, the higher value of the Canadian dollar and higher electricity, workovers and repairs and maintenance expenses. Natural gas per unit operating expenses in the U.S. increased 42 percent or $0.19 per Mcf for the first three months of 2006 compared to the same period in 2005 mainly as a result of increased industry activity, an increase in staffing costs and the number of workovers performed during the quarter. The increase in energy related operating expenses reflect the increase in commodity prices.
Per Unit Results — Crude Oil
Three months ended March 31

	North America
		2006 vs
($ per barrel)	2006	2005	2005

Price (1)	$30.76	11%	$27.60

Expenses
Production and mineral taxes	0.66	25%	0.53
Transportation and selling	1.24	-11%	1.39
Operating	7.13	18%	6.04

Netback	$21.73	11%	$19.64

Crude Oil Sales Volumes (bbls/d)	138,370	6%	130,826

(1)	Excludes the impact of realized financial hedging.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2006
The increase in the average crude oil price for the first three months of 2006, excluding the impact of financial hedges, reflects the 11 percent increase in the benchmark WTI after adjusting for the WTI/WCS crude oil price differential compared to the same period in 2005. North American realized financial commodity hedging losses on crude oil were approximately $45 million or $3.12 per bbl of liquids for the first quarter of 2006 compared to losses of approximately $73 million or $5.18 per bbl of liquids for the comparable period in 2005.
Heavy oil sales in the first quarter of 2006 increased to 67 percent of total oil sales from 62 percent in the comparable period of 2005. This increase was mainly due to an increase in heavy oil production from the Pelican Lake and Foster Creek properties combined with dispositions of non-core conventional assets in June 2005 primarily producing light/medium oil. Pelican Lake is expected to reach payout for royalty purposes in the second quarter of 2006 which will increase the royalty rate paid to the Alberta Government from 1 percent of gross revenue to 25 percent of net revenue, resulting in lower net revenue interest volumes to EnCana.
North American crude oil per unit production and mineral taxes increased by 25 percent or $0.13 per bbl in the first three months of 2006 compared to the same period in 2005 primarily due to the impact of higher prices and increased production from the Weyburn property in Saskatchewan which is subject to Saskatchewan resource tax.
North American crude oil per unit operating costs for the first three months of 2006 increased 18 percent or $1.09 per bbl compared to the same period in 2005 mainly due to the higher value of the Canadian dollar and higher electricity, workovers and repairs and maintenance expenses. In addition, the increased proportion of crude oil volumes from SAGD projects, which have higher operating costs compared to EnCana’s other properties, increased the overall crude oil per unit operating costs.
Per Unit Results — NGLs
Three months ended March 31

	Canada			United States
		2006 vs			2006 vs
($ per barrel)	2006	2005	2005	2006	2005	2005
Price (1)	$48.84	22%	$40.04	$54.07	32%	$40.93

Expenses
Production and mineral taxes	—	—	—	5.18	23%	4.20
Transportation and selling	0.61	74%	0.35	0.01	—	0.01

Netback	$48.23	22%	$39.69	$48.88	33%	$36.72

NGLs Sales Volumes (bbls/d)	12,006	3%	11,692	12,415	-15%	14,666

(1)	Excludes the impact of realized financial hedging.
The increase in NGLs realized prices in the first quarter of 2006 compared to the same period in 2005 generally correlates with higher WTI oil prices.
U.S. NGLs per unit production and mineral taxes increased by 23 percent or $0.98 per bbl compared to the same period in 2005 as a result of higher NGLs prices.
U.S. NGLs sales volumes decreased 15 percent as a result of natural declines at several Colorado properties which have a high liquids component.
Upstream Depreciation, Depletion and Amortization
DD&A expenses in the first three months of 2006 increased $84 million or 13 percent from the same period in 2005 for the following reasons:
•	North American sales volumes increased 6 percent; and

•	Unit of production DD&A rates were $1.89 per Mcfe in the first quarter of 2006 compared to $1.77 per Mcfe in the same period in 2005. Rates were higher in the first three months of 2006 compared to the same period of 2005 as a result of increased future development costs and the higher value of the Canadian dollar partially reduced by the effect of the Gulf of Mexico sale in May 2005.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2006
Market Optimization
Financial Results
Three months ended March 31
($ millions)

		2006 vs
	2006	2005	2005
Revenues	$716	-20%	$894

Expenses
Transportation and selling	3	50%	2
Operating	18	64%	11
Purchased product	689	-22%	879

Operating Cash Flow	$6	200%	$2

Depreciation, depletion and amortization	3	50%	2

Segment Income	$3	—	$—

On January 1, 2006, EnCana adopted Emerging Issues Task Force (“EITF”) Abstract No. 04-13 - Accounting for Purchases and Sales of Inventory with the Same Counterparty. The effect is to record purchases and sales of inventory that are entered into in contemplation of each other with the same counterparty on a net basis in the Consolidated Statement of Earnings. This change has been adopted prospectively and has no effect on the earnings of the reported periods. These purchases and sales are used to optimize transportation or fulfill marketing arrangements. As a result of the adoption of this policy, reported revenues and purchased product costs for the first quarter of 2006 were each reduced by $887 million.
Corporate
Financial Results
Three months ended March 31
($ millions)

		2006 vs
	2006	2005	2005

Revenues	$1,263	231%	$(962)

Expenses
Operating	1	133%	(3)
Depreciation, depletion and amortization	18	6%	17

Segment Income (Loss)	$1,244	227%	$(976)
Administrative	58	-5%	61
Interest, net	88	-12%	100
Accretion of asset retirement obligation	12	33%	9
Foreign exchange (gain) loss, net	44	38%	32
Stock-based compensation — options	—		4
(Gain) on dispositions	(9)		—
First quarter 2006 corporate revenues include $1,263 million in unrealized mark-to-market gains related to financial commodity contracts compared with a $962 million mark-to-market loss in the same period in 2005.
Price volatility has had a significant effect on the earnings impact of EnCana’s price risk management activities. On March 31, 2006 the forward price curve for the remainder of 2006 had increased from December 31, 2005 by 9 percent to $69.02 per bbl for WTI and decreased by 24 percent to $8.04 per Mcf for NYMEX gas.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2006
Summary of Unrealized Mark-to-Market Gains (Losses)
Three months ended March 31
($ millions)

	2006	2005

Continuing Operations
Natural Gas	$1,277	$(825)
Crude Oil	(14)	(137)

	1,263	(962)
Expenses	2	(3)

	1,261	(959)
Income tax expense (recovery)	446	(337)

	$815	$(622)

DD&A includes provisions for corporate assets such as computer equipment, office furniture and leasehold improvements.
Administrative expenses decreased $3 million compared to 2005. The decrease is primarily due to lower long-term compensation expenses of $6 million, partially offset by an increase of $3 million due to the change in the U.S./Canadian dollar exchange rate. Administrative expenses in the first quarter of 2006 were $0.15 per Mcfe compared with $0.17 per Mcfe in the same period in 2005.
Interest expense in the first quarter of 2006 decreased by $12 million as a result of lower outstanding debt primarily due to payments made with the proceeds received from the sale of the Ecuador interests. EnCana’s total long-term debt, including current portion, decreased by $884 million to $5,892 million at March 31, 2006 compared with $6,776 million at December 31, 2005. EnCana’s 2006 weighted average interest rate on outstanding debt was 5.5 percent, up from an average of approximately 5.4 percent in 2005 as a result of a higher proportion of fixed rate debt outstanding as well as announced increases in central bank interest rates.
The foreign exchange loss of $44 million in the first quarter of 2006 is primarily due to a foreign exchange loss on repayments of debt between EnCana and self-sustaining operations, partially offset by other miscellaneous gains. Also included is a loss resulting from the change in the U.S./Canadian dollar exchange rate applied to U.S. dollar denominated debt issued from Canada. Under Canadian GAAP, EnCana is required to translate long-term debt issued from Canada and denominated in U.S. dollars into Canadian dollars at the period-end exchange rate. Resulting unrealized foreign exchange gains or losses are recorded in the Consolidated Statement of Earnings. Other foreign exchange gains and losses result from the settlement of foreign currency transactions and the translation of EnCana’s monetary assets and liabilities.
Income Tax
The effective tax rate for the first quarter of 2006 is 36.6 percent compared with 34.1 percent in 2005. Current tax expense was $331 million in 2006 compared to $211 million in 2005, reflecting higher taxable earnings.
Further information regarding EnCana’s effective tax rate can be found in Note 8 to the Interim Consolidated Financial Statements. Income tax is an annual calculation and EnCana’s effective rate in any year is a function of the relationship between the amount of net earnings before income taxes for the year and the magnitude of the items representing “permanent differences” that are excluded from the earnings which are subject to tax, either current or future. There are a variety of items of this type, including:
•	The effects of asset dispositions where the tax values of the assets sold differ from their accounting values;

•	Adjustments for the impact of legislative tax changes which have a prospective impact on future income tax obligations;

•	The non-taxable half of Canadian capital gains or losses; and

•	Items such as resource allowance and non-deductible crown payments where the income tax treatment is different from the accounting treatment.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2006
     EnCana’s operations are complex and related tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate in are continually changing. As a result, there are usually some tax matters under review. The Company believes that the provision for taxes is adequate.
Capital Expenditures
Capital Summary

	Three months ended March 31
($ millions)	2006	2005
Upstream	$1,904	$1,457
Market Optimization	29	34
Corporate	13	6

Total Core Capital Expenditures	$1,946	$1,497
Acquisitions	15	12
Dispositions	(255)	(53)
Discontinued Operations	(1,343)	57

Net Capital Investment	$363	$1,513

EnCana’s capital investment was funded by cash flow, proceeds from dispositions in excess of amounts paid for purchases of common shares under the NCIB and repayments of long-term debt.
EnCana’s capital investment was funded by cash flow, proceeds from dispositions in excess of amounts paid for purchases of common shares under the NCIB and repayments of long-term debt.
Upstream Capital Expenditures
Capital spending during the first quarter of 2006 was primarily focused on North American resource play drilling programs. Natural gas capital expenditures mainly related to continued development of the Company’s key resource plays in Greater Sierra, Cutbank Ridge, Bighorn, Coalbed Methane and Shallow Gas in Canada, and Jonah, Piceance, East Texas and Fort Worth in the United States. Crude oil capital spending was concentrated on expansion of the Company’s SAGD projects located at Foster Creek and Christina Lake.
The $0.4 billion increase in Upstream core capital expenditures in the first quarter of 2006 compared to 2005 was primarily due to:
•	Canadian core capital expenditures which increased approximately $0.3 billion to $1.3 billion. This includes approximately $64 million related to the change in the U.S./Canadian dollar exchange rate as well as the following factors:
•	The increase is mainly a result of EnCana successfully completing its planned 2006 winter program with minimal weather disruptions compared to 2005 when extremely cold weather in January and an early spring break-up curtailed the capital program;

•	Drilling and completion costs increased approximately $150 million in 2006 due to service cost increases as a result of industry activity levels;

•	Facility costs increased approximately $150 million in 2006 mainly due to spending related to the Foster Creek expansion and increased well tie-in activity;
•	U.S. core capital expenditures in 2006 increased $0.1 billion to $0.5 billion primarily due to higher drilling and completion costs at Fort Worth related to the development of the Barnett Shale play, increased activity at Jonah upon receipt of the Bureau of Land Management Record of Decision approving further development of the field and the drilling of several deep gas wells undertaken at the Deep Bossier play in East Texas.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2006
Market Optimization Capital Expenditures
Expenditures were mostly focused on the completion of construction for the Entrega Pipeline prior to the sale in February 2006.
Corporate Capital Expenditures
Corporate capital expenditures have generally been directed to business information systems and leasehold improvements. The increase in spending in 2006 includes certain lands purchased for the development of a Calgary office complex.
Acquisitions, Dispositions and Discontinued Operations
Acquisitions included minor property acquisitions in 2006 and 2005 while dispositions included the sale of the Entrega Pipeline in Colorado in 2006 and minor property dispositions in 2005.
Included in Discontinued Operations is the disposition of EnCana’s Ecuador assets (discussed in the Discontinued Operations section of this MD&A) in 2006 with the proceeds reduced by capital spending prior to the sale.
Discontinued Operations
Discontinued operations in the Interim Consolidated Financial Statements include:
•	Ecuador

•	Midstream
EnCana’s 2006 net earnings from discontinued operations were $2 million compared to $117 million in 2005 and include realized financial hedge losses of $1 million after-tax and unrealized financial hedge gains of $15 million after-tax.
Ecuador

	Three months ended March 31
	2006		2005

Sales volumes
Crude Oil (bbls/d)	50,150		72,487
($ millions)
Net Earnings (Loss) from Discontinued Operations	$(47)	(1)	$80
Capital Investment	(1,345)	(2)	47

(1)	2006 Net Loss is a result of the sale and the 2005 Net Earnings are the result of operations.

(2)	Capital investment in 2006 includes the net proceeds of disposition of $1.4 billion.
In accordance with Canadian generally accepted accounting principles, DD&A expense for Ecuador has not been recorded in the Consolidated Statement of Earnings for discontinued operations.
On February 28, 2006 EnCana completed the sale of its interests in Ecuador operations for $1.4 billion which is subject to a final statement of adjustment to be received in the second quarter. The $47 million loss on sale of the Ecuador interests relates to expected additional property transfer fees and an increase in the foreign exchange loss, recorded at the time of the sale, related to investments held in Canada.
Production and sales volumes in the first three months of 2006 were 48,650 bbls/d and 50,150 bbls/d, respectively; down 36 percent and 31 percent, respectively, from the comparable period in 2005. The lower sales volumes are mainly due to closing the sale of the Ecuador operations on February 28, 2006.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First Quarter report
for the period ended March 31, 2006
Midstream

	Three months ended March 31
	2006	2005
($ millions)
Net Earnings from Discontinued Operations	$50	$37
Capital Investment	2	11

2006 Midstream net earnings from discontinued operations mostly result from the natural gas storage operations; 2005 amounts also included the NGLs processing business, sold in late 2005. In accordance with Canadian generally accepted accounting principles, DD&A expense for the natural gas storage business has not been recorded in the Consolidated Statement of Earnings for discontinued operations.
On March 6, 2006 EnCana announced that it had reached an agreement to sell its gas storage business interests for approximately $1.5 billion. The sale, to a single producer, is subject to closing conditions and regulatory approvals and is expected to close in two stages. The first stage is expected to close in the second quarter of 2006 for proceeds of $1.3 billion. The second stage will close following receipt of California regulatory approvals.
Liquidity and Capital Resources
Operating Activities

	Three months ended March 31		Year ended
($ millions)	2006	2005	2005

Net cash provided by (used in)
Operating activities	$2,297	$1,918	$7,430
Investing activities	(197)	(1,349)	(4,520)
Financing activities	(1,881)	(739)	(3,396)

Deduct: Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	—	(1)	2
Increase (decrease) in cash and cash equivalents	219	(169)	(488)

Cash flow from continuing operations was $1,579 million, an increase of $332 million from 2005. The increase in cash flow in 2006 was primarily due to increased revenues driven by higher commodity prices and sales volumes partially reduced by increased expenses. Cash flow from continuing operations comprises most of EnCana’s cash provided by operating activities.
Investing Activities
Net cash of $197 million was used for investing activities in the first quarter of 2006, a decrease of $1,152 million compared to the same period in 2005. This decrease results largely from proceeds generated by the sale of discontinued Ecuador operations. Capital expenditures, including property acquisitions, increased $452 million in 2006.
Financing Activities
Total long-term debt, including current portion, decreased by $884 million to $5,892 million in the first quarter of 2006 from $6,776 million at the end of 2005. EnCana’s net debt adjusted for working capital was $5,883 million as at March 31, 2006 compared with $7,970 million at December 31, 2005. During the first quarter of 2006, EnCana purchased 21.3 million of its Common Shares for a total consideration of $978 million. The working capital deficit at March 31, 2006 was $64 million compared to a deficit of $1,267 million as at December 31, 2005.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First Quarter report
for the period ended March 31, 2006
EnCana had available unused committed bank credit facilities in the amount of $3.8 billion and unused shelf prospectuses for up to $3.4 billion at March 31, 2006.
EnCana maintains investment grade credit ratings on its senior unsecured debt. Standard & Poor’s has assigned a rating of A- with a ‘Negative Outlook’, Dominion Bond Rating Services has assigned a rating of A(low) with a ‘Stable Trend’ and Moody’s has assigned a rating of Baa2 ‘Stable’.
Financial Metrics

	March 31	December 31
	2006	2005
Net Debt to Capitalization	26%	33%

Net Debt to EBITDA(1)	0.6x	1.1x

(1)	EBITDA is a non-GAAP measure that is defined as Earnings from Continuing Operations before gain on disposition, income taxes, foreign exchange gains or losses, interest net, acccretion of asset retirement obligation, and depreciation, depletion, and amortization.
Net Debt to Capitalization and Net Debt to EBITDA are two ratios Management uses to steward the Company’s overall debt position as measures of the Company’s overall financial strength.
Outstanding Share Data

March 31
(millions)	2006

Outstanding, beginning of year	854.9
Issued under option plans	2.6
Shares purchased (Normal Course Issuer Bid)	(21.3)
Shares purchased (Performance Share Unit Plan)	-

Common shares outstanding, end of period	836.2

Weighted average common shares outstanding — diluted	864.8

The Company is authorized to issue an unlimited number of Common Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares. There were no Preferred Shares outstanding as at March 31, 2006.
Employees and directors have been granted options to purchase Common Shares under various plans. At March 31, 2006, 17.9 million options without Tandem Share Appreciation Rights attached were outstanding, of which 14.4 million are exercisable.
Long-term incentives may be granted to EnCana employees in the form of stock options and Performance Share Units (“PSUs”). Stock options granted since 2004 have an associated Tandem Share Appreciation Right (“TSAR”) and employees may elect to exercise either the stock option or the associated TSAR. Stock option exercises result in the issuance of new Common Shares while TSAR exercises result in cash payments by the Company. PSUs will not result in the issuance of new Common Shares by the Company as shares are purchased through a trust for payment, should performance considerations be met.
EnCana has obtained regulatory approval under Canadian securities laws to purchase Common Shares under four consecutive NCIBs which commenced in October 2002 and may continue until October 30, 2006. EnCana is entitled to purchase for cancellation up to approximately 85.6 million Common Shares under the renewed NCIB which commenced on October 31, 2005 and will terminate not later than October 30, 2006. As of April 12, 2006 EnCana has purchased 23.3

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First Quarter report
for the period ended March 31, 2006
million Common Shares under this NCIB and EnCana had 834.4 million Common Shares outstanding. Shareholders may obtain a copy of the NCIB documents without charge at www.sedar.com or by contacting investor.relations@encana.com.
EnCana pays quarterly dividends to shareholders at the discretion of the Board of Directors. These dividends totalled $64 million in the first quarter of 2006 and $44 million for the same period in 2005. These dividends were funded by cash flow. On April 25, 2006 EnCana’s Board of Directors approved an increase to the quarterly dividend from $0.075 to $0.10 per Common Share, which will be payable on June 30, 2006 to Common Shareholders of record as of June 15, 2006.
Normal Course Issuer Bid

	Share Purchases
	Three months ended March 31
(millions)	2006	2005

Bid expired October 2005	—	22.0
Bid expiring October 2006	21.3	—

	21.3	22.0

Contractual Obligations and Contingencies
EnCana has entered into various commitments primarily related to debt, demand charges on firm transportation agreements, capital commitments and marketing agreements.
Included in EnCana’s total long-term debt commitments of $5,892 million at March 31, 2006 are $542 million in commitments related to Banker’s Acceptances and Commercial Paper. These amounts are fully supported and Management expects that they will continue to be supported by revolving credit and term loan facilities that have no repayment requirements within the next year. Further details regarding EnCana’s long-term debt are described in Note 9 to the Interim Consolidated Financial Statements.
As at March 31, 2006, EnCana remained a party to long-term, fixed price, physical contracts with a current delivery of approximately 38 MMcf/d with varying terms and volumes through 2017. The total volume to be delivered within the terms of these contracts is 135 Bcf at a weighted average price of $3.72 per Mcf. At March 31, 2006 these transactions had an unrealized loss of $353 million.
Off-Balance Sheet Financing Arrangements
EnCana does not have any off-balance sheet financing arrangements that have or are reasonably likely to have an effect on its results of operations or financial condition.
Leases
As a normal course of business, EnCana leases office space for personnel who support field operations and for corporate purposes.
Legal Proceedings
EnCana is involved in various legal claims associated with the normal course of operations and believes it has made adequate provision for such legal claims.
Discontinued Merchant Energy Operations
California
As disclosed previously, in July 2003, the Company’s indirect wholly owned U.S. marketing subsidiary, WD Energy Services Inc. (“WD”), concluded a settlement with the U.S. Commodity Futures Trading Commission (“CFTC”) of a previously disclosed CFTC investigation whereby WD agreed to pay a civil monetary penalty in the amount of $20 million without admitting or denying the findings in the CFTC’s order.
EnCana Corporation and WD are defendants in a lawsuit filed by E. & J. Gallo Winery in the United States District Court in California, further described below. The Gallo lawsuit claims damages in excess of $30 million. California law allows for the possibility that the amount of damages assessed could be tripled.
Along with other energy companies, EnCana Corporation and WD are defendants in several other lawsuits relating to sales of natural gas in California from 1999 to 2002 (some of which are class actions and some of which are brought by

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First Quarter report
for the period ended March 31, 2006
individual parties on their own behalf). As is customary, these lawsuits do not specify the precise amount of damages claimed. The Gallo and other California lawsuits contain allegations that the defendants engaged in a conspiracy with unnamed competitors in the natural gas and derivatives market in California in violation of U.S. and California anti-trust and unfair competition laws.
In all but one of the class actions in the United States District Court and in the Gallo action, decisions dealing with the issue of whether the scope of the Federal Energy Regulatory Commission’s exclusive jurisdiction over natural gas prices precludes the plaintiffs from maintaining their claims are on appeal to the United States Court of Appeals for the Ninth Circuit.
Without admitting any liability in the lawsuits, in November 2005, WD has agreed to pay $20.5 million to settle the class action lawsuits that were consolidated in San Diego Superior Court subject to final documentation and approval by the San Diego Superior Court. The individual parties who had brought their own actions are not parties to this settlement.
New York
WD is also a defendant in a consolidated class action lawsuit filed in the United States District Court in New York. The consolidated New York lawsuit claims that the defendants’ alleged manipulation of natural gas price indices affected natural gas futures and option contracts traded on the NYMEX from 2000 to 2002. EnCana Corporation was dismissed from the New York lawsuit, leaving WD and several other companies unrelated to EnCana Corporation as the remaining defendants. Without admitting any liability in the lawsuit, WD has agreed to pay $8.2 million to settle the New York class action lawsuit subject to final documentation and approval by the New York District Court.
Based on the aforementioned settlements, a total of $30 million has been accrued. EnCana Corporation and WD intend to vigorously defend against the remaining outstanding claims; however, the Company cannot predict the outcome of these proceedings or any future proceedings against the Company, whether these proceedings would lead to monetary damages which could have a material adverse effect on the Company’s financial position, or whether there will be other proceedings arising out of these allegations.
Accounting Policies and Estimates
On January 1, 2006, the Company adopted EITF Abstract No. 04-13 – Accounting for Purchases and Sales of Inventory with the Same Counterparty. As of January 1, 2006, purchases and sales of inventory with the same counterparty that are entered into in contemplation of each other are recorded on a net basis in the Consolidated Statement of Earnings. This change has been adopted prospectively and has no effect on the net earnings of the reported periods.
Risk Management
EnCana’s results are affected by
•	financial risks (including commodity price, foreign exchange, interest rate and credit risks)

•	operational risks

•	environmental, health, safety and security risks

•	reputational risks
EnCana partially mitigates its exposure to financial risks through the use of various financial instruments and physical contracts. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors. As a means of mitigating exposure to commodity price risk volatility, the Company has entered into various financial instrument agreements. EnCana does not use derivative financial instruments for speculative purposes. The details of these instruments, including any unrealized gains or losses, as of March 31, 2006, are disclosed in Note 14 to the Interim Consolidated Financial Statements.
EnCana has in place policies and procedures with respect to the required documentation and approvals for the use of derivative financial instruments and specifically ties their use, in the case of commodities, to the mitigation of price risk to achieve targeted investment returns and growth objectives, while maintaining prescribed financial metrics.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First Quarter report
for the period ended March 31, 2006
With respect to transactions involving proprietary production or assets, the financial instruments generally used by EnCana are swaps, collars or options which are entered into with major financial institutions, integrated energy companies or commodities trading institutions.
Commodity Price
To partially mitigate the natural gas commodity price risk, the Company entered into swaps which fix the AECO and NYMEX prices and collars and put options which fix the range of AECO and NYMEX prices. To help protect against widening natural gas price differentials in various production areas, EnCana has entered into swaps to fix the AECO and Rockies price differential from the NYMEX price. Physical contracts relating to these activities had an unrecognized gain of $48 million at March 31, 2006.
For crude oil price risk, the Company has partially mitigated its exposure to the WTI NYMEX price for a portion of its oil production with fixed price swaps, purchased call options to allow participation at higher WTI levels, three-way put spreads and put options.
Foreign Exchange
As a means of mitigating the exposure to fluctuations in the U.S. to Canadian exchange rate, EnCana may enter into foreign exchange contracts. The Company also enters into foreign exchange contracts in conjunction with crude oil marketing transactions. Gains or losses on these contracts are recognized when the difference between the average month spot rate and the rate on the date of settlement is determined.
EnCana also maintains a mix of both U.S. dollar and Canadian dollar debt which helps to offset the exposure to the fluctuations in the U.S./Canadian dollar exchange rate. In addition to direct issuance of U.S. dollar denominated debt, the Company has entered into cross currency swaps on a portion of its debt as a means of managing the U.S./Canadian dollar debt mix.
Interest Rates
The Company partially mitigates its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt. EnCana has entered into interest rate swap transactions from time to time as an additional means of managing the fixed/floating rate debt portfolio mix.
Credit Risk
EnCana is exposed to credit related losses in the event of default by counterparties. This credit exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio and with credit practices that limit transactions according to counterparties credit quality and transactions that are fully collateralized. A substantial portion of EnCana’s accounts receivable is with customers in the oil and gas industry.
Operational Risks
EnCana mitigates operational risk through a number of policies and processes. As part of the capital approval process, the Company’s projects are evaluated on a fully risked basis, including geological risk and engineering risk. In addition, the asset teams undertake a process called Lookback and Learning. In this process, each asset team undertakes a thorough review of their previous capital program to identify key learnings, which often includes operational issues that positively and negatively impacted the project’s results. Mitigation plans are developed for the operational issues which had a negative impact on results. These mitigation plans are then incorporated into the current year plan for the project. On an annual basis, these Lookback results are analyzed for EnCana’s capital program with the results and identified learnings shared across the Company.
Projects include a Business Risk Burden that is intended to account for the unforeseen risks. The amount of Business Risk Burden that is used on a particular project depends on the project’s history of Lookback results and the type of expenditure. A peer review process is used to ensure that capital projects are appropriately risked and that knowledge is shared across the Company. Peer reviews are undertaken primarily for exploration projects and early stage resource plays, although they may occur for any type of project.
EnCana also partially mitigates operational risks by maintaining a comprehensive insurance program.
Environment, Health, Safety and Security Risks
These risks are managed by executing policies and standards that are designed to comply with or exceed government regulations and industry standards. In addition, EnCana maintains a system that identifies, assesses and controls safety and

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First Quarter report
for the period ended March 31, 2006
environmental risk and requires regular reporting to senior management and the Board of Directors. The Corporate Responsibility, Environment, Health & Safety Committee of EnCana’s Board of Directors recommends approval of environmental policy and oversees compliance with government laws and regulations. Monitoring and reporting programs for environmental, health and safety performance in day-to-day operations, as well as inspections and assessments, are designed to provide assurance that environmental and regulatory standards are met. Contingency plans are in place for a timely response to an environmental event and remediation/reclamation strategies are utilized to restore the environment.
Security risks are managed through a Security Program designed to protect EnCana’s personnel and assets. EnCana has established an Investigations Committee with the mandate to address potential violations of Company policies and practices and an Integrity Hotline that can be used to raise any concerns regarding EnCana’s operations.
Climate Change
The Kyoto protocol, ratified by the Canadian Federal Government in December 2002, came into force on February 16, 2005. The protocol commits Canada to reducing greenhouse gas emissions to 6 percent below 1990 levels over the period 2008 – 2012. There is currently no clear direction post 2012. The previous Federal Government released a framework outlining its Climate Change action plan on April 13, 2005. The plan as released contains few technical details regarding the implementation of the Government’s greenhouse gas reduction strategy.
With the recent change in the Federal Government, EnCana is unable to predict the total impact of the potential regulations upon its business; however, it is possible that the Corporation could face increases in operating costs in order to comply with greenhouse gas emissions legislation. However, a July 16, 2005 Canada Gazette notice partially addressed the uncertainty associated with a greenhouse gas regulation for existing facilities by providing the oil and gas sector with limits on cost (a price assurance mechanism of C$15/tonne for compliance) and emission reductions targets that will not exceed 12 percent lower than business as usual levels of total covered emissions for a given sector. It also made a commitment to targets based on the “best available technology economically achievable” for new facilities. Based on these commitments and EnCana’s activity on geological sequestration of CO2, we do not anticipate that the cost implications of government climate change plans will have a material impact on operations or future growth plans.
EnCana, via the Canadian Association of Petroleum Producers will continue to work with the Federal and Alberta Governments to develop an approach to deal with climate change issues which protects the industry’s competitiveness, limits the cost and administrative burden of compliance and supports continued investment in the sector.
EnCana is committed to transparency with its stakeholders and will keep them apprised of how these issues affect operations. Additional detail on EnCana’s greenhouse gas emissions will be available in the Corporate Responsibility Report that will be published in the second quarter of 2006. The Report will be available on www.encana.com.
Reputational Risks
EnCana takes a pro-active approach to the identification and management of issues that affect the Company’s reputation and has established consistent and clear procedures, guidelines and responsibility for identifying and managing these issues. Issues affecting or with the potential to affect EnCana’s reputation are generally either emerging issues that can be identified early and then managed or unforeseen issues that arise unexpectedly and must be managed on an urgent basis.
Outlook
EnCana plans to continue to focus principally on growing natural gas production from unconventional resource plays in North America.
EnCana will also continue to develop its high quality in-situ oilsands resources and will continue to evaluate marketing options that will help expand their development.
Volatility in crude oil prices is expected to continue throughout 2006 as a result of market uncertainties over supply and refining disruptions on the U.S. Gulf Coast, continued demand growth in China, OPEC actions, demand destruction from high energy prices and the overall state of the world economies.
Natural gas prices are primarily driven by North American supply and demand, with weather being the key factor in the short term. EnCana believes that North American conventional gas supply has peaked in the past two years and that

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First Quarter report
for the period ended March 31, 2006
unconventional resource plays can at least partially offset conventional gas production declines. The industry’s ability to respond to the gas supply constrained situation in North America remains challenged by land access and regulatory issues.
The Company expects its 2006 core capital investment program to be funded from cash flow.
Proceeds from the sales of non-core assets are expected to be used to reduce debt and for purchases of Common Shares under the Company’s NCIB program.
EnCana’s results are affected by external market factors, such as fluctuations in the prices of crude oil and natural gas, as well as movements in foreign currency exchange rates.
Advisories
Forward-Looking Statements
In the interest of providing EnCana shareholders and potential investors with information regarding the Company and its subsidiaries, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this MD&A constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: projections with respect to growth of natural gas production from unconventional resource plays and in-situ oilsands development; projected production volumes in 2006 for natural gas, crude oil and NGLs in Canada and the United States; projections relating to the volatility of crude oil prices in 2006 and beyond and the reasons therefor; the Company’s projected capital investment levels for 2006 and the source of funding therefor; the effect of the Company’s risk management program, including the impact of derivative financial instruments; the Company’s execution of share purchases under its Normal Course Issuer Bid; the Company’s defence of lawsuits; the impact of the Kyoto Accord on operating costs; the adequacy of the Company’s provision for taxes; the Company’s plans to divest of its natural gas storage business and certain interests offshore Brazil; projections relating to the use of proceeds therefrom, including debt repayment and purchases under its Normal Course Issuer Bid; projections that the Company’s Bankers’ Acceptances and Commercial Paper Program will continue to be fully supported by committed credit facilities and term loan facilities; and projections relating to North American conventional natural gas supplies and the ability of unconventional resource plays to partially offset future conventional gas production declines. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions based upon EnCana’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the Company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved; the Company’s and its subsidiaries’ ability to replace and expand oil and gas reserves; risks associated with technology; its ability to generate sufficient cash flow from operations to meet its current and future obligations; the Company’s ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the Company’s and its subsidiaries’ ability to secure adequate product transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in which the Company and its subsidiaries operate; the risk of international war, hostilities, civil insurrection and instability affecting countries in which the Company and its subsidiaries operate and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company and its subsidiaries; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Statements relating to “reserves” or “resources” or “resource potential” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the resources and reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A, and except as required by law EnCana does not undertake any obligation to update publicly or to revise any of the

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First Quarter report
for the period ended March 31, 2006
included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.
Oil and Gas Information
EnCana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to EnCana by Canadian securities regulatory authorities which permits it to provide such disclosure in accordance with U.S. disclosure requirements. The information provided by EnCana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (“NI 51-101”). The reserves quantities disclosed by EnCana represent net proved reserves calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in EnCana’s Annual Information Form.
Crude Oil, Natural Gas Liquids and Natural Gas Conversions
In this MD&A, certain crude oil and natural gas liquids (“NGLs”) volumes have been converted to millions of cubic feet equivalent (“MMcfe”) or thousands of cubic feet equivalent (“Mcfe”) on the basis of one barrel (“bbl”) to six thousand cubic feet (“Mcf”). Also, certain natural gas volumes have been converted to barrels of oil equivalent (“BOE”), thousands of BOE (“MBOE”) or millions of BOE (“MMBOE”) on the same basis. MMcfe, Mcfe, BOE, MBOE and MMBOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the well head.
Resource Play, Estimated Ultimate Recovery, and Unbooked Resource Potential
EnCana uses the terms resource play, estimated ultimate recovery and unbooked resource potential. Resource play is a term used by EnCana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate. As used by EnCana, estimated ultimate recovery (“EUR”) has the meaning set out jointly by the Society of Petroleum Engineers and World Petroleum Congress in the year 2000, being those quantities of petroleum which are estimated, on a given date, to be potentially recoverable from an accumulation, plus those quantities already produced therefrom. EnCana defines Unbooked Resource Potential as quantities of oil and gas on existing landholdings that are not yet classified as proved reserves, but which EnCana believes may be moved into the proved reserves category and produced in the future. EnCana employs a probability-weighted approach in the calculation of these quantities, including statistical distributions of resource play potential and areal extent. Consequently, EnCana’s unbooked resource potential necessarily includes quantities of probable and possible reserves and contingent resources, as these terms are defined in the Canadian Oil and Gas Evaluation Handbook.
Currency, Non-GAAP Measures and References to EnCana
All information included in this MD&A and the Interim Consolidated Financial Statements and comparative information is shown on a U.S. dollar, after-royalties basis unless otherwise noted. Sales forecasts reflect the mid-point of current public guidance on an after royalties basis. Current Corporate Guidance assumes a U.S. dollar exchange rate of $0.85 for every Canadian dollar.
Non-GAAP Measures
Certain measures in this MD&A do not have any standardized meaning as prescribed by Canadian generally accepted accounting principles (“Canadian GAAP”) such as Cash Flow from Continuing Operations, Cash Flow, Cash Flow per share-diluted, Operating Earnings and Operating Earnings per share-diluted, Operating Earnings from Continuing Operations and EBITDA and therefore are considered non-GAAP measures. Therefore, these measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this MD&A in order to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Management’s use of these measures has been disclosed further in this MD&A as these measures are discussed and presented.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First Quarter report
for the period ended March 31, 2006
References to EnCana
For convenience, references in this MD&A to “EnCana”, the “Company”, “we”, “us” and “our” may, where applicable, refer only to or include any relevant direct and indirect subsidiary corporations and partnerships (“Subsidiaries”) of EnCana Corporation, and the assets, activities and initiatives of such Subsidiaries.
Additional Information
Further information regarding EnCana Corporation can be accessed under the Company’s public filings found at www.sedar.com and on the Company’s website at www.encana.com.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)